07005430

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing RECEIVED MAR 01 2007 WASH

SEC FILE NUMBER
8- 53071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Persimmon Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

760 Moore Road
(No. and Street)

King of Prussia (City) PA (State) 19406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlene Wilson (412) 762-6348
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1700 Market Street, 25th Floor (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charlene Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Persimmon Securities, Inc., as of and for the year ended Dec. 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Charlene Wilson

Signature

Financial and Operations Principal

Title

Joy A. Damico

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Joy A. Damico, Notary Public
Monroeville Boro, Allegheny County
My Commission Expires Oct. 7, 2010
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Deloitte

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Persimmon Securities, Inc.

We have audited the following financial statements of Persimmon Securities, Inc., (the "Company") as of and for the year ended December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of the Company as of December 31, 2006, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934.

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 22, 2007

Persimmon Securities, Inc.

Financial Statements and
Supplementary Information

For the Year ended December 31, 2006

Contents

Persimmon Securities, Inc.

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	466,718
Clearing deposit		50,181
Accounts receivable		17,976
Prepaid assets		13,688
Investment income receivable		1,930
Income taxes receivable		1,284
Total assets	$	551,777
Liabilities and stockholder's equity		
Liabilities:		
Accrued expenses	$	5,146
Accounts payable		631
Intercompany payable		2,963
Deferred tax liability		176
Total liabilities		8,916
Stockholder's equity:		
Common stock, $0 par value, 100 shares authorized; 43.5 shares issued and outstanding		-
Additional paid-in capital		420,643
Retained earnings		122,218
Total stockholder's equity		542,861
Total liabilities and stockholder's equity	$	551,777

The accompanying notes are an integral part of these financial statements.

Persimmon Securities, Inc.

Statement of Income

For the Year Ended December 31, 2006

Income:		
Commissions income	$	247,161
Asset-based fee income		519,455
Interest income		33,808
Total income		800,424
Expenses:		
Clearing fees		589,774
Office and equipment rental		23,500
Licenses and permits		16,125
Insurance		4,044
Professional fees		18,000
Miscellaneous		16,733
Total expenses		668,176
Income before income taxes		132,248
Provision for income taxes		55,512
Net Income	$	76,736

The accompanying notes are an integral part of these financial statements.

Persimmon Securities, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2006

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings / (Accumulated Deficit)	Total Stockholder's Equity
Balances at January 1, 2006	43.5	$ -	$ 420,643	$ 45,482	$ 466,125
Net income	-	-	-	76,736	76,736
Balances at December 31, 2006	43.5	$ -	$ 420,643	$ 122,218	$ 542,861

The accompanying notes are an integral part of these financial statements.

Persimmon Securities, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2006

Cash flows from operating activities:

Net income			$	76,736
Adjustments to reconcile net income to net cash provided by operating activities:				
Deferred tax expense	$	(282)		
Changes in assets and liabilities:				
Increase in accounts receivable		(1,115)		
Increase in clearing deposit		(36)		
Decrease in prepaid assets		4,827		
Increase in investment income receivable		(1,930)		
Decrease in income taxes receivable		1,954		
Increase in accrued expenses		5,146		
Increase in accounts payable		631		
Increase in intercompany payable		2,963		
Decrease in other liabilities		(1,365)		
Total adjustments				10,793
Net cash provided by operating activities				87,529
Net increase in cash and cash equivalents				87,529
Cash and cash equivalents at beginning of year				379,189
Cash and cash equivalents at end of year			$	466,718
Supplemental cash flows disclosure:				
Income tax payments			$	57,748
Income tax refunds			$	3,907

The accompanying notes are an integral part of these financial statements.

Persimmon Securities, Inc.

Notes to Financial Statements

December 31, 2006

1. Organization

Persimmon Securities, Inc. (the "Company"), a Delaware corporation, incorporated September 21, 2000, is a wholly-owned subsidiary of ADVISORport, Inc. ("ADVISORport") and is dependent on ADVISORport for placement of brokerage accounts. ADVISORport was acquired by PFPC Worldwide Inc. (the "Parent") on October 23, 2003 in a cash transaction. PFPC Worldwide Inc. is an indirect, wholly-owned subsidiary of The PNC Financial Services Group, Inc. ("PNC" or the "Corp."), a publicly traded company.

The Company is a fully disclosed broker-dealer registered with the Securities and Exchange Commission ("SEC"), pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the NASD. The Company has a fully disclosed clearing arrangement with First Clearing, LLC ("First Clearing"). The agreement includes a financial covenant for the Company to maintain, at all times, at least $75,000 in excess of the net capital required in accordance with Rule 15c-3-1 for an introducing firm. The Company has complied with this covenant at all times during the year ended December 31, 2006.

The Company's business includes acting as an introducing broker for accounts wishing to custody securities and execute trades primarily under a market value based asset fee structure. Certain accounts use a transaction based fee arrangement. These accounts are referred to the Company as part of the services offered by ADVISORport.

2. Summary of Significant Accounting Policies

Basis of Presentation - The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are held at major financial institutions and in open-end money market mutual funds registered under the Investment Company Act of 1940 ("'40 Act"). The Company's funds in its bank accounts at times exceed the amount insured by the Federal Deposit Insurance Corporation (FDIC). Management does not consider the excess funds to be at risk.

Accounts Receivable - Accounts receivable includes amounts due from fund distributors for services provided as an agent for the funds.

Leases – The Company currently leases office space from ADVISORport as part of a facilities and services agreement. The agreement can be canceled with 30 days notice. Total expense for 2006 was $1,000 and is recorded in "Miscellaneous" on the statement of income.

2. Summary of Significant Accounting Policies (continued)

Commissions – Commissions and related clearing expenses are recognized on a trade-date basis as securities transactions occur.

Asset-Based Fee Income – Asset-based fees for existing accounts are received quarterly based on the market value of the underlying accounts and recognized as earned. Asset-based fees for new accounts are received in the month subsequent to opening based on the market value of the assets received.

Interest Income - Interest income is interest income earned on cash and cash equivalents as well as rebates credited on client money market balances and are recognized when earned.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results may differ from those estimates.

Fair Value of Financial Instruments -Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of the estimated fair values of financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments, as defined by SFAS 107. Fair value is defined as the price at which a financial instrument could be liquidated in an orderly manner over a reasonable time period under present market conditions.

SFAS 107 requires that the fair value of financial instruments be estimated using various valuation methodologies. Quoted market prices, when available, are used as the measure of fair value. The estimated fair value of financial instruments that have a short-term maturity may be approximated using the carrying amount of such financial instruments.

The Company's financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximated estimated fair value. The Company considers the amounts recorded for the financial instruments on the statement of financial condition to be reasonable estimates of fair value.

2. Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements - In September 2006, the Financial Accounting Standards Board issued SFAS 157, Fair Value Measurements, which clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. Adoption of SFAS 157 requires the use of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. At this time, the Company is in the process of reviewing the impact, if any, of SFAS 157 on the Company's financial statements.

In July 2006, Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" was issued. FIN 48 clarified the accounting for uncertainties in income taxes recognized in the financial statements and sets forth recognition, derecognition and measurement criteria for certain tax positions taken or expected to be taken in a tax filing. For the Company, this guidance will apply to all tax positions taken or expected to be taken beginning on January 1, 2007. The Company is currently evaluating the impact of FIN 48 and does not believe that adoption will have a significant impact on the financial statements.

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule also requires that aggregate indebtedness not exceed 15 times net capital. The SEC requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2006, the Company had net capital of $500,579, which was $450,579 in excess of the required net capital of $50,000. The Company's resulting ratio of aggregate indebtedness to net capital was .02 to 1.

Proprietary accounts held at a clearing broker ("PAIB") are considered allowable assets in the net capital computation. Pursuant to an agreement between the Company and First Clearing, LLC ("First Clearing"), First Clearing is required to perform a computation for PAIB assets similar to the customer reserve computation.

4. Income Taxes

The Company is a participant in a master tax sharing policy with Corp. Federal income taxes represent an agreed upon allocation from Corp. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability, computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in current taxes otherwise payable by the group.

The operating results of the Company are included in the consolidated U.S. Federal income tax returns of the Corp. and its subsidiaries. For state and local income tax purposes, the Company files as part of a unitary or combined state income tax return with Corp. or files on a separate company basis, as required.

The income tax expense included in the statement of income as determined in accordance with SFAS No. 109, "Accounting for Income Taxes," is as follows:

At December 31, 2006	
Current income taxes:	
Federal	$ 43,005
State	12,789
Total current income taxes	55,794
Deferred income taxes:	
Federal	(340)
State	58
Total deferred income taxes	(282)
Total income tax expense	$ 55,512

At December 31, 2006, the Company had the following deferred tax liability:

At December 31, 2006	
Federal	$ (180)
State	4
Total deferred income tax liability	$ (176)

The provision for federal income taxes is different from the amount that would be provided by applying the federal statutory income tax rate to income before income taxes, primarily as a result of state and local income taxes.

5. Related Party Transactions

As described above, substantially all of the Company's revenue ($800,424) for the year ended December 31, 2006 is derived from assets held by the clients of ADVISORport.

The financial statements are prepared from the separate records maintained by the Company. The Company shares office space and equipment with ADVISORport, which is under common control of the Corp. Accordingly, the Company has been charged for such shared costs. ADVISORport, the Parent, the Corp., and certain other affiliates provide administrative, legal, human resource, and other general support services, the cost of which is also allocated to the Company. For the year ended December 31, 2006, these allocations totaled $5,044, $1,000 of which is included in "Miscellaneous" and $4,044 of which is recorded as "Insurance" in the statement of income. At December 31, 2006, $2,963 was due to ADVISORport, which is included in "Due to Parent" on the statement of financial condition.

The deferred tax liability of $176, recorded on the statement of financial condition, will result in an intercompany payable. Income taxes receivable of $1,284 as of December 31, 2006 is included on the statement of financial condition and is an intercompany receivable. For the year ended December 31, 2006, income tax payments of $57,748 were made to the Corp. and Trust Co. and income tax refunds of $3,907 were received from the Corp. and Trust Co.

Supplementary Information

Persimmon Securities, Inc.

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2006

Net Capital:

Stockholder's equity		$ 542,861
Deduction for nonallowable assets:		
Accounts receivable		17,976
Prepaid assets		13,688
Income taxes receivable		1,284
Net capital before haircuts on securities positions		509,913
Haircuts on securities:		
Investment in money market mutual fund (2% of $466,718)		9,334
Net capital		$ 500,579
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accrued expenses	$ 5,146	
Accounts payable	631	
Intercompany payable	2,963	
Deferred tax liability	176	
Total aggregate indebtedness	$ 8,916	
Computation of Basic Net Capital Requirement:		
Minimum net capital required (greater of 6 2/3% of agreggate indebtedness or $50,000)		$ 50,000
Net capital in excess of required minimum		$ 450,579
Excess net capital @ 1000% (net capital less 10% of aggregate indebtedness)		$ 499,687
Ratio of aggregate indebtedness to net capital		.02 to 1

Statement Pursuant to SEC Rule 17a-5(d)(4)

A reconciliation of the above computation to the computation of net capital under SEC Rule 15c3-1, as of December 31, 2006, filed by Persimmon Securities, Inc. in its FOCUS Part IIA Report is not required as the computations are not materially different.

Persimmon Securities, Inc.

Computation for Determination of Reserve Requirement under SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3.

December 31, 2006

The Company has elected the exemption under Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission, which requires that the Company clear all transactions with a clearing broker-dealer on a fully disclosed basis. At December 31, 2006, the Company held no customer funds and had no required deposit.

Deloitte

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

February 22, 2007

Persimmon Securities, Inc.
760 Moore Road
King of Prussia, PA 19406

In planning and performing our audit of the financial statements of Persimmon Securities, Inc. (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 22, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END